

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 4, 2009

Mr. Carlo Ferro
Executive Vice President and Chief Financial Officer
STMicroelctronics N.V.
39, Chemin du Champs des Filles
1228 Plan-Les-Ouates
Geneva, Switzerland

    Re: STMicroelctronics N.V.
             Form 20-F for the year ended December 31, 2008
             File No. 1-13546

Dear Mr. Ferro:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                Sincerely,

                Kevin L. Vaughn
                Accounting Branch Chief